[Jones Walker Letterhead]

March 18, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549-0405 Attention: Melissa Campbell Duru Tangela Richter H. Roger Schwall

Re:

McMoRan Exploration Co.

Form S-3 filed December 29, 2004

File No. 333-121779

Response Letter dated February 15, 2005

Ladies and Gentlemen:

On behalf of McMoRan Exploration Co. (“McMoRan”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile on March 8, 2005, with respect to our initial response letter to you dated February 15, 2005, in connection with the above-captioned registration statement.

We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by McMoRan’s response.  We will file Pre-Effective Amendment No. 1 to address the Staff’s previous comments as reflected in our February 15 letter.  We will also file Pre-Effective Amendment No. 2 to address Comment 2 below.

Form S-3

General

Comment 1:

We note your response to our prior comment 1 and await your amended filings.

Response 1:

 McMoRan will amend its Form 10-K/A for the fiscal year ended December 31, 2003, and Forms 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004, to ensure that our disclosure is consistent with the requirements of Items 307 and 308(c) of Regulation S-K.  Subject to filing these amendments, we understand that all of the Staff’s previously issued comments have been resolved.

Selling Stockholders

Comment 2:

We note your response to our prior comment 4 and the proposed revisions reflected in the footnotes to the selling shareholder table.  Please note that with respect to selling shareholders you identify as affiliates of broker-dealers, you must also state, if true, that the selling shareholder, at the time of the acquisition of such shares, did not have any arrangements or understandings with any person to distribute the securities.  If not, you must indicate that such selling stockholder is an underwriter.  As currently disclosed, you have only stated that the selling shareholder acquired its shares in the ordinary course of business.  In this respect, please revise the disclosure, as appropriate, with respect to the footnotes in which you identify affiliates of broker-dealers.

Similarly, in footnote (q) you identify JP Morgan Securities, Inc. as a registered broker-dealer, yet, you have not stated in the footnote whether JP Morgan Securities, Inc. received its shares as compensation for investment banking services.  Please confirm whether or not the shares being sold by JP Morgan Securities, Inc. were received as compensation for its investment banking services.  If you are unable to provide such confirmation, as noted in our prior comment 4, you must identify JP Morgan Securities, Inc. as an underwriter.

Response 2:  McMoRan will comply with this comment by filing Pre-Effective Amendment No. 2 to clarify whether the selling shareholders identified as affiliates of registered broker-dealers had any arrangements or understandings with any person to distribute the securities at the time of the acquisition of the securities.  McMoRan will also comply with this comment by revising its disclosure with respect to JP Morgan Securities, Inc.  See the attached “Selling Securityholders” section of the Form S-3, marked to reflect revisions in accordance with this Comment 2.

_________________________

Thank you for your assistance with these matters.  If you have any questions or comments, please call me at your earliest convenience at (504) 582-8412.

Sincerely,

/s/ Douglas N. Currault II

Douglas N. Currault II

Attachment

cc:

Nancy D. Parmelee

Kathleen L. Quirk

C. Donald Whitmire, Jr.